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                            May 3, 2022

       Thanh H. Lam
       Chief Executive Officer
       Nova LifeStyle, Inc.
       6565 E. Washington Blvd.
       Commerce, CA 90040

                                                        Re: Nova LifeStyle,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-3
                                                            Filed April 26,
2022
                                                            File No. 333-261343

       Dear Ms. Lam:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 7, 2022, letter.

       Amendment No. 1 to Form S-3

       General

   1. We note your response to prior comment two. Please further revise your disclosure as follows:

                                                              Disclose on your
prospectus cover that your auditor is subject to the determinations announced by the
PCAOB on December 16, 2021, and whether and how the Holding
                                                            Foreign Companies
Accountable Act (HFCAA) and related regulations will affect
                                                            your company. Your
prospectus summary should address, but not necessarily be
                                                            limited to, the
risks highlighted on the prospectus cover page.
 Thanh H. Lam
Nova LifeStyle, Inc.
May 3, 2022
Page 2
             Revise your prospectus summary to disclose that trading in your securities may be prohibited under the HFCAA since the PCAOB has determined that it cannot inspect or investigate completely your auditor, and as a result Nasdaq may determine to delist your securities. Disclose that your auditor is subject to the determinations announced by the PCAOB on December 16, 2021, and has been identified by the Commission.

             We note your disclosure about the HFCAA. Please expand your risk factor to disclose that the United States Senate has passed the Accelerating Holding Foreign
           Companies Accountable Act, which, if enacted, would decrease the number of "non-
           inspection years" from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the
           Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
2. We note that your registration statement incorporates by reference your Form 10-K for the fiscal year ended December 31, 2021, which in turn incorporates by reference certain Part
      III information from a definitive proxy statement that you filed on April 26, 2022. Please revise to specifically incorporate by reference this proxy statement. Exhibits

3. Please have your auditor revise its consent to refer to the "use" of the report in the registration statement, rather than to its "incorporation by reference." Additionally, the consent should also include a statement acknowledging the reference to them as an expert in accounting and auditing. Refer to Rule 436 of Regulation C.
       Please contact Jennifer Angelini at 202-551-3047 or Sergio Chinos at 202-551-7844 with any questions.



                                                           Sincerely,
FirstName LastNameThanh H. Lam
                                                           Division of
Corporation Finance
Comapany NameNova LifeStyle, Inc.
                                                           Office of
Manufacturing
May 3, 2022 Page 2
cc:       Ralph V. DeMartino
FirstName LastName